SECURITIES AND EXCHANGE COMMISSION
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AB 3/1

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Heartland Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd
(No. and Street)

Lake St. Louis (City) **Missouri** (State) **63367** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hoff **636-625-0900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th floor (Address) **St. Louis** (City) **Missouri** (State) **63101** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE A. JEHLE
Notary Public, State of Missouri
St. Charles County
Commission # 07000797
My Commission Expires January 28, 2011

David M. Hoff
Signature

President
Title

Jeanne A Jehle
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the fifteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 13, 2007

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

First Heartland Capital, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$	1,693,686
Concessions receivable		779,469
Representative receivable		35,322
Deposits		76,752
Investments		9,335
Property and equipment, net of accumulated depreciation		226,043
Total Assets	$	2,820,607

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Clearing fees payable	$	62,837
Commissions payable		743,420
Customer break point payable		8,382
Payroll liabilities		625
Total Liabilities		815,264
Stockholders' Equity		
Common stock, no par value, authorized 30,000 shares, issued and outstanding 3,000 shares		30,000
Additional paid-in capital		15,000
Retained earnings		1,960,343
Total Stockholders' Equity		2,005,343
Total Liabilities and Stockholders' Equity	$	2,820,607

First Heartland Capital, Inc.

STATEMENT OF INCOME

For The Fifteen Months Ended December 31, 2006

REVENUES	
Concessions	$ 24,332,807
Administrative fees, net	517,869
Interest income	73,447
	24,924,123
EXPENSES	
Advertising	200
Bank and credit charges	6,872
Clearing fees	734,670
Commissions	20,151,801
Computer expense	94,289
Contributions	350
Depreciation	47,057
Dues and subscriptions	4,965
Leaders Club	137,106
Legal fees	28,039
Office expense	50,581
Professional fees	18,298
Retirement plan expense	94,965
Salaries	1,629,993
Taxes	122,820
	23,122,006
INCOME FROM OPERATIONS	1,802,117
OTHER INCOME (EXPENSE)	
Interest expense	(3,372)
Representative reimbursements	440,568
Other income	32,110
	469,306
INCOME BEFORE RECOVERY OF INCOME TAXES	2,271,423
RECOVERY OF INCOME TAXES	24,145
NET INCOME	$ 2,295,568

First Heartland Capital, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Fifteen Months Ended December 31, 2006

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, September 30, 2005	3,000	$ 30,000	$ 15,000	$ 382,775	$ 427,775
Net income	-	-	-	2,295,568	2,295,568
Distributions paid	-	-	-	(718,000)	(718,000)
Balance, December 31, 2006	3,000	$ 30,000	$ 15,000	$ 1,960,343	$ 2,005,343

See acccompanying notes to financial statements

First Heartland Capital, Inc.
STATEMENT OF CASH FLOWS
For The Fifteen Months Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,295,568
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		47,057
(Increase) decrease in assets:		
Concessions receivable		(148,236)
Representative receivable		3,977
Investments		(4,835)
Deposits		(6,752)
Increase (decrease) in liabilities:		
Accounts payable		(130,443)
Clearing fees payable		(26,305)
Commissions payable		137,686
Due to related party		(410,302)
Payroll liabilities		142
Income taxes payable		(30,717)
Net Cash Provided by Operating Activities		1,726,840
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		173,093
Net Cash Used in Investing Activities		173,093
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid		718,000
Net Cash Used in Financing Activities		718,000
INCREASE IN CASH AND CASH EQUIVALENTS		835,747
CASH AND CASH EQUIVALENTS, Beginning of period		857,939
CASH AND CASH EQUIVALENTS, End of period	$	1,693,686

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the 15 months for:		
Interest	$	3,372

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

First Heartland Capital, Inc. (the "Company") was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company's customer base includes other brokers and dealers as well as individuals, all of which effect transactions in a wide array of financial instruments.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company was in compliance with both of the above-stated net capital rules.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2006 is $1,414,914 which is not covered under FDIC insurance.

Investments

Investments owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These investments consist of equity securities stated at market value.

Investment transactions are recorded on a settlement-date basis.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation, computed using straight line methods. The assets are depreciated over the shorter of their lease term or useful lives, which is estimated to be 5 years.

Advertising

Advertising costs, which totaled $200 for the fifteen months ended December 31, 2006, are expensed as incurred and included in operating expenses.

Income Taxes

Effective October 1, 2005, the owners of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after that date are included in the personal income tax returns of the owners. Accordingly, the Company no longer incurs income tax obligations. Financial statements include a recovery of income taxes incurred before the election.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

B. PROPERTY AND EQUIPMENT

Property and equipment consist of:

Computer hardware	$	190,576
Computer software		111,078
Furniture and fixtures		4,500
		306,154
Less: Accumulated depreciation		80,111
	$	226,043

Depreciation charged against income amounted to $47,057 for the period ended December 31, 2006.

C. RETIREMENT PLAN

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the owners may annually determine. The Company made contributions of $94,965 in the fifteen months ended December 31, 2006.

D. RELATED PARTY TRANSACTIONS

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owners of the Company also control. The affiliated corporation leases the offices from a limited liability company which is controlled by the owners. Rent expense amounted to $79,228 for the fifteen months ended December 31, 2006.

Administrative Fees

The Company pays an administrative fee to First Heartland Corporation, which is controlled by the Company's owners, for its share of certain operating expenses. Administrative fees consist of payroll, rent and other operating expenses and are allocated on a per employee basis. Administrative fees totaled $420,553 for the fifteen months ended December 31, 2006. These fees are netted against administrative fee income received from affiliated entities.

E. FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

F. CONTINGENCIES

Litigation

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. It is the opinion of management, after consultation with counsel, that errors and omission insurance coverage along with the financial strength of the Company and it's principals are adequate to provide for any significant judgments resulting from said litigation or arbitration and that resolution of such actions will not have a material adverse effect on the financial condition of the Company.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

First Heartland Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2006

Total Stockholders' Equity	$ 2,005,343
Less non-allowable assets:	
Investments	9,335
Company's portion of aged concessions receivable	30,276
Property and equipment, net	226,043
Representative receivable	35,322
Central Registration Depository account	6,752
National Securities Clearing Corporation deposit	20,000
Total non-allowable assets	327,728
Net capital before haircuts on securities positions	1,677,615
Haircuts on money market funds	33,695
Net Capital	$ 1,643,920
Aggregate Indebtedness	$ 806,882
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $50,000 or 6 2/3% of total aggregate indebtedness)	$ 53,791
Minimum dollar net capital requirement	$ 50,000
Minimum capital requirement (greater of above)	$ 53,791
Excess net capital	$ 1,590,129
Excess net capital at 1000% (as defined on FOCUS)	$ 1,563,232
Ratio of aggregate indebtedness to net capital	.49 to 1

First Heartland Capital, Inc.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2006

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement, Under Rule 15c3-3" are inapplicable.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of First Heartland Capital, Inc. for the fifteen month period ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by Rule 17a-13 or
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects an entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be significant deficiencies as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 13, 2007